Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	7 July 2004	*No of sheets:*	*1*

SUPPL

Current report 41/2004

The Board of Management of KGHM Polska Miedź S.A. hereby wishes to announce that among the shareholders taking part in the Extraordinary General Meeting of KGHM Polska Miedź S.A which was held on 1 July 2004, the following shareholders held a number of shares granting at least 5% of the number of votes at the General Meeting:

The State Treasury – number of votes 88 567 589 – 76.67% of the number of votes participating in the Extraordinary General Meeting.
Deutsche Bank Trust Company Americas - number of votes 10 116 182 – 8.76% of the number of votes participating in the Extraordinary General Meeting.
PKO Bank Polski S.A. - number of votes 10 000 001 – 8.66% of the number of votes participating in the Extraordinary General Meeting.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the above said issued shares amounts to 200 000 000.

Legal basis:
article 148, point 3 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz. 754 with later changes

04035642

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

DYREKTOR NACZELNY BIURA ZARZĄDU
Bogusław Szyszka

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

RECEIVED
2004 JUL 20 A 8:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	7 July 2004	*No of sheets:*	*1*

Current report 42 /2004

The Management Board of KGHM Polska Miedź S.A. hereby announces - based on information received on 7 July 2004 pursuant to art. 147 of the Law on the public trading of securities - that Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) has reduced its share in the total number of votes at the General Meeting of KGHM Polska Miedź S.A. to less than 5%. Currently Deutsche Bank Trust Company Americas holds 9 604 406 shares of KGHM Polska Miedź S.A., representing 4.80 % of the share capital of the Company. This amount of shares in addition grants the right to 9 604 406 votes, i.e. 4.80 % of the total number of votes at the General Meeting of KGHM Polska Miedź S.A
The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All of these shares are ordinary bearer shares. The maximum amount of votes arising from all issued shares is 200 000 000.

Legal basis:
§5, section 1, point 21 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

DYREKTOR NACZELNY
BIURA ZARZĄDU
Romuald Szyszka

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	5 July 2004	*No of sheets:*	*1*

Current report 39/2004

The Management Board of KGHM Polska Miedź S.A. hereby provides information on a member of the Supervisory Board appointed by the Extraordinary General Meeting of KGHM Polska Miedź S.A. on 1 July 2004.

Elżbieta Niebisz (47 years old)

Education and professional qualifications:
Higher economic - Warsaw School of Economics.
Post-graduate studies in electrical power engineering - Warsaw School of Economics.

Positions held and professional career:
2001-present Director of the Corporate Supervision Department II in the State Treasury Ministry;
1998-2001 Director of the Licensing Department of the Energy Regulation Office in Warsaw;
1998 Director of the Economic Analysis Unit - X NFI Foksal S.A. investment fund;
1991-1998 Chief Specialist, Chief, Deputy Director, Director of the Corporate Supervision Department in the Ministry of Ownership Transformations and the State Treasury Ministry;
1979-1990 Head of the Economic-Organisational Section - Zakład Szkoleniowo-Produkcyjny "TOMIZ" (production-training facility) in Warsaw;
1976-1979 Specialist in materials management - OZ PPKS in Warsaw.
Participation on Supervisory Boards of companies having State equity participation (various sectors), examiner in examinations of candidates for membership on Supervisory Boards of companies having State equity participation.

Serves as Chairwoman of the Tarchomińskie Zakłady Farmaceutyczne "Polfa" S.A. (pharmaceutical facility) in Warsaw - this is not a competitive activity and is not involved with another, competitive company as a partner in a civil law company, in a partnership company or as a member of a company body or any other competitive corporate body.

Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Legal basis:
§5, section 1, point 31 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

DYREKTOR NACZELNY
BIURA ZARZĄDU
Bogusław Szybka

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	Phone:	(48 76) 847 82 13
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	6 July 2004	No of sheets:	1

Current report 40/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 23 June 2004 a change was registered by the Regional Court for the Capital City of Warsaw, Section XIX (Economic) of the National Court of Registration in the share capital of the company Warszawska Fabryka Platerów Hefra Spółka Akcyjna with its registered head office in Warsaw (a subsidiary of KGHM Metale S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.).
The share capital of WFP Hefra S.A. was increased by PLN 5 000 thousand through the issuance of 781 250 registered shares, series G, having a nominal value of PLN 6.40 each.
These shares were obtained by a cash payment by KGHM Metale S.A.
The share capital of WFP Hefra S.A. after registration amounts to PLN 28 630 thousand, and is divided into 4 473 440 shares of PLN 6.40 each.
The total number of votes arising from all issued shares after registration of this change in share capital is 4 473 440.
After registration of this change in share capital, KGHM Metale S.A. owns 97.2% of the share capital of WFP Hefra S.A.

Legal basis:
§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

DYREKTOR NACZELNY
BIURA ZARZĄDU
Bogusław [signature]

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

RECEIVED
2004 JUL 20 A 8:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	1 July 2004	*No of sheets:*	*1*

Current report 36/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 30 June 2004 the Supreme Administrative Court in Warsaw, after reviewing cassation appeals of a decision of the Supreme Administrative Court in Wrocław dated 3 July 2003:
-file number 3762/02 respecting payment from profit for the year 1996;
-file number 3763/02 respecting payment from profit for the year 1997,
dismissed the appeals of KGHM Polska Miedź S.A.
As respects the appealed decisions dated 3 July 2003, the Supreme Administrative Court in Wrocław dismissed the appeals of KGHM Polska Miedź S.A. of decisions of the Director of the Legnica Branch of the Treasury Office in Wrocław, setting out:
- the amount of tax in arrears respecting payment from profit for the year 1996 at PLN 23 729 thousand, and
- the amount of tax in arrears respecting payment from profit for the year 1997 at PLN 5 291 thousand.
Due to the fact that the amounts of tax in arrears arising from a decision of the Director of the Treasury Office have already been paid, the above decision has no effect on the financial result of 2004.

Legal basis:
art.81, section 1, point 2 of the Securities Act of 21 August 1997 - Dz. U. Nr 118, poz. 754 with later changes

DYREKTOR NACZELNY
BIURA ZARZĄDU
Bogusław Szarek

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	1July 2004	*No of sheets:*	3

Current report 37/2004

The Management Board of KGHM Polska Miedź S.A. hereby provides the text of resolutions which were passed at the Extraordinary General Meeting of KGHM Polska Miedź S.A. which was held on 1 July 2004:

Resolution Nr 1/2004

regarding election of the Chairman of the General Meeting with the following wording:

"On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 sec. 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 sec. 3 of the Regulations of the General Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, the following is resolved:

I. Andrzej Leganowicz is hereby elected as Chairman of the General Meeting.

II. This resolution comes into force on the date it is taken."

Resolution Nr 2/2004

regarding acceptance of the agenda of the General Meeting with the following wording:

"The General Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Extraordinary General Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 8 June 2004, Nr 111, item 6150.

II. This resolution comes into force on the date it is taken."

Resolution Nr 3/2004

regarding approval of the Supervisory Board Report on its evaluation of the Consolidated Financial Report of the KGHM Polska Miedź S.A. Capital Group for financial year 2003 and

the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Capital Group in financial year 2003 with the following wording:

"On the basis of § 29 sec. 1 pt. 1, in connection with § 20 sec. 2 pt. 3 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. The Report of the Supervisory Board on its evaluation of the Consolidated Financial Report of the KGHM Polska Miedź S.A. Capital Group for financial year 2003 and the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Capital Group in financial year 2003 is hereby approved.

II. This resolution comes into force on the date it is taken."

Resolution Nr 4/2004

regarding approval of the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Capital Group in financial year 2003 with the following wording:

"On the basis of § 29 sec. 1 pt. 1 of the Statutes of KGHM Polska Miedź S.A in connection with art. 55 and art. 63c sec. 4 of the Act dated 29 September 1994 on Accounting (Dz.U. from 2002 Nr 76, item 694 with later changes), with due regard being given to the results of the evaluation carried out by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Meeting approves the Report of the Management Board on the Activities of the KGHM Polska Miedź S.A. Capital Group in the financial year 2003.

II. This resolution comes into force on the date it is taken."

Resolution Nr 5/2004

regarding approval of the Consolidated Financial Report of the KGHM Polska Miedź S.A. Capital Group for the financial year 2003, with the following wording:

"On the basis of § 29 sec. 1 pt. 1 of the Statutes of KGHM Polska Miedź S.A in connection with art. 55 and art. 63c sec. 4 of the Act dated 29 September 1994 on Accounting (Dz.U. from 2002 Nr 76, item 694 with later changes), with due regard being given to the results of the the evaluation carried out by the Supervisory Board of the Report, the following is resolved:

I. Following its review, the General Meeting approves the Consolidated Financial Report of the KGHM Polska Miedź S.A. Capital Group for the financial year 2003, consisting of:

- the introduction to the consolidated financial report,
- the consolidated balance sheet as at 31 December 2003, which shows total assets and liabilities of PLN 8 376 637 207.37 [PLN 8 376 637 thousand]
- the consolidated profit and loss account for the period from 1 January to 31 December 2003, showing a profit before tax of PLN 850 738 767.68 [PLN 850 739 thousand] and a net profit of PLN 678 272 062.07 [PLN 678 272 thousand]
- the description of changes in consolidated shareholders funds for the period from 1 January to 31 December 2003, showing an increase of shareholders funds in the amount of PLN 274 004 835.52 [PLN 274 005 thousand] and shareholders funds at the end of the period of PLN 3 348 181 538.11 [PLN 3 348 181 thousand]

- the consolidated cash flow statement for the period from 1 January to 31 December 2003, showing an increase in cash and cash equivalents of PLN 268 730 509.59 [PLN 268 731 thousand] and cash and cash equivalents at the end of the period of PLN 492 291 824.65 [PLN 492 292 thousand]
- additional information and explanatory notes.

II. This resolution comes into force on the date it is taken."

Resolution Nr 6/2004

regarding appointment to the Supervisory Board with the following wording:

" On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Elżbieta Niebisz is hereby appointed to the Supervisory Board

II. This resolution comes into force on the date it is taken."

The Management Board of KGHM Polska Miedź S.A. announces that the Extraordinary General Meeting of KGHM Polska Miedź S.A. on 1 July 2004 reviewed all of the points of the agenda. There were no objections with the protocol. During the course of the General Meeting, a Member of the Supervisory Board, Mr Jan Stachowicz, submitted his resignation from his position. Ms Elżbieta Niebisz was appointed to the Supervisory Board of KGHM Polska Miedź S.A.

Legal basis:
§49, section 1, point 5 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

DYREKTOR NACZELNY
BIURA ZARZĄDU
Bogusław Szyszka

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	1 July 2004	*No of sheets:*	*1*

Current report 38/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 1 July 2004, during the course of the Extraordinary General Meeting of KGHM Polska Miedź S.A., a Member of the Supervisory Board, Mr Jan Stachowicz, submitted his resignation from his position. The General Meeting of the Company on 1 July 2004 appointed Ms Elżbieta Niebisz to the Supervisory Board of KGHM Polska Miedź S.A.

The Company will provide information regarding the newly-appointed Member of the Supervisory Board, as required by the Decree of the Council of Ministers dated 16 October 2001 as regards current and periodic information provided by issuers of securities, at a later date in the form of an individual current report.

Legal basis:
§5, section 1, point 30 and 31 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

DYREKTOR NACZELNY BIURA ZARZĄDU
Bogusław Szyszka

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED
2004 JUL 20 A 9:02

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	Phone:	(48 76) 847 82 13
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	24 June 2004	No of sheets:	1

Current report 34/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 4 June 2004 a change in share capital was registered at the Regional Court in Gliwice, Section X (Economic) of the National Court of Registration, for the company Walcownia Metali Nieżelaznych Sp. z o.o. with its registered head office in Gliwice (an indirect subsidiary of KGHM Polska Miedź S.A.). The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. was increased by PLN 3 746.4 thousand through the creation of 4 683 shares having a nominal value of PLN 800 each.
The new shares were obtained by indirect subsidiaries of KGHM Polska Miedź S.A.: "Energomedia-Łabędy" Sp. z o.o. in liquidation (3 548 shares for PLN 2 838.4 thousand) and WM "Łabędy" S.A. (1 135 shares for PLN 908 thousand).
The new shares were obtained in exchange for a contribution in kind in the form of fixed assets - book value PLN 3 503 thousand, and debtors – book value PLN 243.4 thousand.
The total value of assets transferred in the form of a contribution in kind amounts to PLN 3 746.4 thousand.
The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. after registration amounts to PLN 40 661.6 thousand and is divided into 50 827 shares of PLN 800 each. The total number of votes arising from all issued shares after registration of this change in share capital is 50 827.
Following registration of this change in share capital the ownership share of subordinate entities of KGHM Polska Miedź S.A. in the share capital of Walcownia Metali Nieżelaznych Sp. z o.o. is as follows:
- KGHM Metale S.A. (a direct subsidiary of KGHM Polska Miedź S.A.) owns 29 305 shares, representing 57.66% of the share capital of Walcownia Metali Nieżelaznych Sp. z o.o. and granting the right to the same number of votes at the General Meeting,
- WM "Łabędy" S.A (a direct subsidiary of KGHM Metale S.A.) owns 15 213 shares, representing 29.93% of the share capital of Walcownia Metali Nieżelaznych Sp. z o.o. and granting the right to the same number of votes at the General Meeting,
- "Energomedia-Łabędy" Sp. z o.o. in liquidation (a direct subsidiary of WM "Łabędy" S.A.) owns 3 548 shares, representing 6.98% of the share capital of Walcownia Metali Nieżelaznych Sp. z o.o. and granting the right to the same number of votes at the General Meeting.

Legal basis:
§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes

DYREKTOR NACZELNY
BIURA ZARZĄDU
Bogusław Szyszka

WICEPREZES ZARZĄDU
Andrzej Krug